Exhibit 99.2

To the shareholders in Marine Harvest ASA

NOTICE OF ORDINARY GENERAL MEETING 2014

Notice is hereby given of Marine Harvest ASA's ordinary general meeting:

Date:	22 May 2014
Time:	15:00 CET
Venue:	Sandviksbodene 77A/B, 5035 Bergen, Norway

The general meeting will be opened by the chairman of the board, Ole Eirik Lerøy.

After the opening of the meeting a list of shareholders and shareholder representatives present and the number of shares they represent will be made available to the meeting.

The following agenda for the general meeting is proposed:

1.	Election of a chairperson and a person to sign the minutes together with the chairperson

2.	Approval of the notice and proposed agenda

3.	Briefing on the business

The Company's CEO, Alf-Helge Aarskog, will provide a briefing on the business of the Marine Harvest group.

4.
Approval of the annual accounts and the board's annual report for 2013 for Marine Harvest ASA and the Marine Harvest group, including allocation of the result for the financial year and statement regarding principles for corporate governance

The board's proposed profit and loss accounts for 2013, balance sheet as of 31 December 2013 and notes thereto for Marine Harvest ASA and the Marine Harvest group and the reports from the board of directors and the auditor for 2013 are included in the annual report for 2013. This is available on the Company's homepage www.marineharvest.com.

5.	Distribution of quarterly dividend

Reference is made to the company's stock exchange notice on 14 April 2014 regarding distribution of extraordinary dividend based on the financial result for the first quarter. The board proposes that the following resolution is passed:

"An extraordinary dividend of NOK 5 per share is distributed."

If the proposed extraordinary dividend is approved, Marine Harvest’s shares listed on the Oslo Stock Exchange (Oslo Børs) and the American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend from and including 23 May 2014. The expected dates for the payment of dividend are 4 June 2014 for the shares listed on the Oslo Stock Exchange and 11 June 2014 for the US American Depository Receipt program.

6.	Authority to the board to approve the distribution of dividends

Reference is made to the company's strategy regarding quarterly distribution of dividend. To facilitate distribution of dividends throughout the year, the board proposes that the general meeting passes the following resolution:

The board of directors is authorised pursuant to the Public Limited Companies Act § 8-2(2) to approve the distribution of dividends based on the Company annual accounts for 2013. The authority also includes distribution in form of repayment of paid-in capital.

The authority may be used to approve the distribution of dividends up to an aggregate amount of NOK 5,000,000,000.

The authority is valid for dividends from and including the second quarter of 2014 and until the ordinary general meeting in 2015, however no longer than 1 July 2015.

The board determines from which date the shares will be traded ex dividend.

7.	Authority to the board to purchase own shares

At the ordinary general meeting in 2013, the board was granted authority to purchase the company's own shares. The authority was valid until the ordinary general meeting in 2014. The board wishes to remain in a position where it can purchase the company's shares in situations where this is considered attractive to the shareholders. It is proposed that the limit is set to approximately 10% of the Company's issued share capital

The board thus proposes that the following resolution is passed:

"The board of directors is authorised pursuant the Public Limited Companies Act § 9-4 to acquire shares in the company ("own shares") on behalf of the company with an aggregate nominal value of up to NOK 307,783,312.50.

When acquiring own shares the consideration per share may not exceed NOK 120 and may not be less than NOK 7.50 being their nominal value.

The authority covers all forms of acquisition of shares in the company and the encumbering of these per agreement. Shares purchased in accordance with this authority may be divested in any way, including sales in the open market and as consideration in transactions.

The general principles of equal treatment shall always be observed in relation to transactions with shareholders based on the authority granted.

If the par value of the company's shares changes during the term of this authority, the scope of the authority will change accordingly.

The authority is valid until the ordinary general meeting in 2015, however no longer than 1 July 2015."

Marine Harvest ASA owns, as of today's date, 40,970 treasury shares.

8.	Authority to the board to increase the share capital

At the ordinary general meeting in 2013, the board was granted authority to increase the company's share capital. The authority was valid until the annual general meeting in 2014. The board proposes that the general meeting grants a new authority to increase the Company's share capital. It is proposed that the limit is set to approximately 10% of the Company's issued share capital.

In order to give the board flexibility, it is proposed that the authority includes the right to set aside the shareholders' pre-emptive rights in capital increases resolved on the basis of the authority.

The purpose of the proposal is to simplify the procedure in connection with capital increases to finance further growth and/or the offering of shares as consideration in acquisitions where this is deemed a favourable form of settlement for the Company.

The board thus proposes that the following resolution is passed:

"The board of directors is authorised pursuant to the Public Limited Companies Act § 10-14 (1) to increase the company's share capital by up to NOK 307,783,312.50. Subject to this aggregate amount limitation, the authority may be used on more than one occasion.

The pre-emptive rights of the shareholders under § 10-4 of the Public Limited Companies Act may be set aside.

The authority covers capital increases against contributions in cash  and contributions other than in cash. The authority covers the right to incur special obligations for the Company, ref. § 10-2 of the Public Limited Companies Act. The authority covers resolutions on mergers in accordance with § 13-5 of the Public Limited Companies Act. If settlement of a subscription shall be made by transferring assets other than cash to the Company, the board may decide that such assets shall be transferred directly to a subsidiary subject to a corresponding settlement taking place between the subsidiary and the Company.

The authority is valid until the ordinary general meeting in 2015, however no longer than 1 July 2015."

9.	Authority to the board to take up convertible loans

At the ordinary general meeting in 2013, the board was granted authority to take up loans. The authority was valid until the annual general meeting in 2014. The board proposes that it is granted a new authority to take up convertible loans in order to provide the Company with the ability to use such financial instrument as part of its overall financing on short notice.

The board thus proposes that the following resolution is passed:

"The board of directors is authorised pursuant to the Public Limited Companies Act § 11-8 to resolve to take up convertible loans with an aggregate principal amount of up to NOK 3,200,000,000. Subject to this aggregate amount limitation, the authority may be used on more than one occasion.

Upon conversion of loans taken up pursuant to this authorization, the Company’s share capital may be increased by up to NOK 480,000,000 (subject to adjustments in the conversion terms resulting from changes to the Company’s capital).

The pre-emptive rights of the shareholders under § 11-4 cf. § 10-4 of the Public Limited Companies Act may be set aside.

The authority is valid until the ordinary general meeting in 2015, however no longer than 1 July 2015."

10.	Determination of remuneration to the members of the board of directors

The nomination committee's proposal is available at the company's homepage, cf. item 4 above.

11.	Election of directors

The nomination committee's proposal is available at the company's homepage, cf. item 4 above.
The nomination committee proposes the following persons as directors in addition to Ole Eirik Lerøy, Leif Frode Onarheim and Michael Parker which are not up for election this period:

1.	Tor Olav Trøim (re-election)

2.	Cecilie Fredriksen (re-election)

3.	Solveig Strand (re-election)

4.	Heléne Vibbleus (new)

12.	Amendment of the instruction to the nomination committee

The board proposes to amendment the instruction to the nomination committee where the provision that nobody can sit on the nomination committee for more than 2 periods without interruption is deleted. The draft new instruction is available at the company's homepage, cf. item 4 above.

13.	Election of members to the nomination committee

The nomination committee's proposal is available at the company's homepage, cf. item 4 above.

14.	Determination of remuneration to the members of the nomination committee

The nomination committee's proposal is available at the company's homepage, cf. item 4 above. . The nomination committee proposes the following persons as members to the nomination committee in addition to Merete Haugli which is not up for election this period:

1.	Erling Lind (re-election)

2.	Arne Hjeltnes (re-election)

15.	Approval of remuneration to the company's auditor

The auditor has requested a fee for the audit of Marine Harvest ASA in 2013 of NOK 2,700,000. The Board recommends that the fee be set accordingly.

16.	Statement on the determination of salary and other remuneration for senior executives and approval of guidelines for allocation of options

Pursuant to the Public Limited Companies Act § 6-16(a), the board shall prepare a statement on the principles which have been followed in determining the salary and other compensation for senior executives in 2013 and the principles which will be applied in relation to the same in 2014.

The statement is included in note 13 to the annual accounts for Marine Harvest ASA. The annual accounts are included in the annual report for 2013 which is available at the company's homepage, cf. item 4 above.

The board proposes that the following two resolutions are passed in this respect:

16.1 Statement on the determination of salary and other remuneration for senior executives

"The general meeting notes the statement relating to the salary and other compensation paid to senior executives in 2013 and supports the principles for determination of the same which the board intends to apply for the financial year 2014."

16.2 Approval of guidelines for allocation of options

"The general meeting approves the company's guidelines for allocation of options."

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Marine Harvest ASA has a share capital of NOK 3,077,833,192.50 represented by 410,377,759 shares, each with a nominal value of NOK 7.50. Each share entitles its holder to one vote at the company's general meeting. As of today, the company has 40,970 own shares for which it is not entitled to vote. A shareholder has the right to vote for the number of shares which is held by him. The number of shares registered in such shareholders' name in the company's shareholders register in the Norwegian Central Securities Register ("VPS") at the time of the general meeting shall be accepted as documentation therefore. If the shareholder has acquired shares shortly before the general meeting, voting rights for such shares can only be exercised if the acquisition has been registered in the VPS, or if the acquisition has been reported to the VPS and is satisfactorily substantiated at the general meeting.

Neither a beneficial shareholder nor a nominee is entitled to vote for shares that are registered in a VPS account belonging to a nominee, cf. section 4-10 of the Public Limited Liability Companies Act. In order to vote for the shares held through a nominee, such shares need to be re-registered from the nominee to the beneficial shareholder prior to the general meeting. Shares which are still registered on a nominee account at the date of the general meeting will not have the right to cast votes.

The shareholders have the following rights in a general meeting:

-	the right to be present, either personally or by proxy;

-	the right to speak at the general meeting, to bring an advisor and give one advisor the right to speak;

-	the right to require information from the board and the company's managing director pursuant to the provisions of section 5-15 of the Public Limited Companies Act;

-
the right to have matters considered at the general meeting provided the shareholder in question has submitted to the board in writing together with a proposal for a resolution or reasons why the issue is brought on the agenda no later than seven days before the deadline for giving notice of the general meeting;

-	the right to provide an alternative to the Board and the nomination committee's proposals under the matters to be considered by the general meeting based on their proposals;

-	the right to receive documents pertaining to matters being dealt with at the general meeting and which have only been made available on the company's internet homepage.

Shareholders who wish to attend the general meeting are requested to notify the company of this. The notice of attendance must be received by DNB Bank ASA no later than 20 May 2014 15:00 CET. Notice of attendance may be sent electronically through the Company’s website www.marineharvest.com or through VPS Investor Services. To access the electronic system for notification of attendance or to submit your proxy, through the Company’s website, the reference number and PIN code must be stated. I may also be sent by e-mail: genf@dnb.no or regular mail to DNB Bank ASA, Registrar’s Department, P.O.Box 1600 Sentrum, 0021 Oslo.

Shareholders who do not wish to attend the general meeting personally have the right to be represented by proxy. If so, a written and dated power of attorney must be presented by the proxy at the general meeting. The enclosed proxy form may be used. The power of attorney may contain voting instructions.

In accordance with section 9 of the company's articles of association, the appendices to the notice will not be sent by post to the shareholders. A shareholder may nonetheless demand to be sent the appendices by post free of charge. If a shareholder wishes to have the documents sent to him, such request can be addressed to the company by way of telephone: +47 21 56 20 07 or by email to stefania.lombardi@marineharvest.com.

This notice together with the enclosures referred to herein is available on the Company's web site www.marineharvest.no.

Bergen, 30 April 2014

for the board of directors in Marine Harvest ASA

Ole Eirik Lerøy
Chairman of the Board

"etternavn + fornavn"	PIN CODE: XXXXXX	REF. NO: XXXXX
"navn 3"
"adresse 1"	Notice of ordinary general meeting
"adresse 2"	Ordinary general meeting of Marine Harvest ASA will be held
"postnr + poststed"	on 22 May 2014 at 15:00 CET in Sandviksbodene 77A/B, 5035
"land"	Bergen, Norway

If the shareholder is a legal entity, please name the person who will represent the entity:
Name of person representing the entity (To grant proxy, use the proxy form below)

ALTERNATIVE A
ATTENDANCE FORM

Notice of attendance may be sent electronically through the Company’s website www.marineharve st.com or through VPS Investor Services. To access the electronic system for notification of attendance or to submit your proxy, through the Company’s website, the above-mentioned reference number and PIN code must be stated. It may also be sent by e-mail: genf@dnb.no or regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 021 Oslo, Norway.

The form must be registered by DnB Bank Verdipapirservice no later than 20 May 2014 15:00 CET.

The undersigned:

will attend the Ordinary General Meeting on 22 May 2014 and vote for:

own shares
other shares in accordance with enclosed Power of Attorney
A total of	shares

Place:	Date:	2014	Shareholder’s signature
(To be signed only by a shareholder who will attend the AGM in person. To grant proxy, use the form below)

DO NOT CUT

ALTERNATIVE B (NOT APPLICABLE IF ALTERNATIVE A HAS BEEN SELECTED)

This proxy form is to be used for a proxy without voting instructions. To grant a proxy with voting instructions, please go to page 2.

POWER OF ATTORNEY WITHOUT VOTING INSTRUCTIONS:	PIN CODE: XXXXXX	REF. NO: XXXXX
ORDINARY GENERAL MEETING OF MARINE HARVEST ASA, 22 MAY 2014

If you are unable to attend the Ordinary General Meeting in person, this proxy may be used by a person authorised by you, or you may send the proxy without naming the proxy holder. In such case, the proxy will be deemed to be given to the Chair of the Board of Directors or a person authorised by him.

The proxy form should be received by DNB Bank ASA, Registrar’s Department no later than on 20 May 2014 15 :00 CET.
The proxy may be sent electronically through the Company's website www.marineharvest.com or through VPS Investor Services. It may also be sent by e-mail: genf@dnb.no or regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

The undersigned:

hereby grants (tick one of the two):

☐	the Chair of the Board of Directors (or a person authorised by him), or

☐
(Name of proxy holder in capital letters)

a proxy to attend and vote my/our shares at the Ordinary General Meeting of Marine Harvest ASA on 22 May 2014.

Place:	Date:	2014	Shareholder’s signature
(Signature only when granting a proxy)

With regard to rights of attendance and voting, reference is made to the Norwegian Public Limited Liability Companies Act, in particular Chapter 5. If the shareholder is a company, the company’s certificate of registration must be attached to the proxy.

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ALTERNATIVE C (NOT APPLICABLE IF ALTERNATIVE A OR B HAS BEEN SELECTED)

This proxy form is to be used for a proxy with voting instructions.

POWER OF ATTORNEY WITH VOTING INSTRUCTIONS:	PIN CODE: XXXXXX	REF. NO: XXXXX
ORDINARY GENERAL MEETING OF MARINE HARVEST ASA ON 22 MAY 2014

If you are unable to attend the Ordinary General Meeting in person, you may use this proxy form to give voting instructions. You may grant a proxy with voting instructions to a person authorised by you, or you may send the proxy without naming the proxy holder, in which case the proxy will be deemed to have been given to the Chair of the Board of Directors or a person authorised by him. The proxy form must be received by DNB Bank ASA, Registrar’s Department, no later than 20 May 2014 15:00 CET. It may be sent by e-mail: genf@dnb.no or regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

The undersigned:

hereby grants (tick one of the two):

☐	the Chair of the Board of Directors (or a person authorised by him), or
☐
(Name of proxy holder in capital letters)

a proxy to attend and vote my/our shares at the Ordinary General Meeting of Marine Harvest ASA on 22 May 2 014.

The votes shall be exercised in accordance with the instructions below. Please note that if any items below are not voted on (not ticked off), this will be deemed to be an instruction to vote “for” the proposals in the notice. However, if any motions are made from the floor in addition to or replacement of the proposals in the notice, the proxy holder may vote or abstain from voting at his discretion. In such case, the proxy holder will vote on the basis of his reasonable understanding of the motion. The same applies if there is any doubt as to how the instructions should be understood. Where no such reasonable interpretation is possible, the proxy holder may abstain from voting.
	Voting instructions for Ordinary General Meeting 2014	For	Against	Abstention
1.	Election of a chairperson and a person to sign the minutes together with the chairperson	☐	☐	☐
2.	Approval of the notice and proposed agenda	☐	☐	☐
3.	Briefing on the business
4.
Approval of the annual accounts and the board's annual report for 2013 for Marine Harvest ASA and the Marine Harvest group, including allocation of the result for the financial year and statement regarding principles for corporate governance
		☐	☐	☐
5.	Distribution of quarterly dividend	☐	☐	☐
6.	Authority to the board to approve the distribution of dividends	☐	☐	☐
7.	Authority to the board to purchase own shares	☐	☐	☐
8.	Authority to the board to increase the share capital	☐	☐	☐
9.	Authority to the board to take up convertible loans	☐	☐	☐
10.	Determination of remuneration to the members of the board of directors	☐	☐	☐
11.	Election of directors
	1) Tor Olav Trøim	☐	☐	☐
	2) Cecilie Fredriksen	☐	☐	☐
	3) Solveig Strand	☐	☐	☐
	4) Heléne Vibbleus	☐	☐	☐
12.	Amendment of the instruction to the nomination committee	☐	☐	☐
13.	Election of members to the nomination committee
	1) Erling Lind	☐	☐	☐
	2) Arne Hjeltnes	☐	☐	☐
14.	Determination of remuneration to the members of the nomination committee	☐	☐	☐
15.	Approval of remuneration to the company's auditor	☐	☐	☐
16.1	Statement on the determination of salary and other remuneration for senior executives	☐	☐	☐
16.2	Approval of guidelines for allocation of options	☐	☐	☐

Place:	Date:	2014	Shareholder’s signature
(Signature only when granting a proxy with voting instructions)

With regard to rights of attendance and voting, reference is made to the Norwegian Public Limited Liability Companies Act, in particular Chapter 5. If the shareholder is a company, the company’s certificate of registration must be attached to the proxy.

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MARINE HARVEST ASA
PROPOSAL FROM THE NOMINATION COMMITTEE
TO THE ORDINARY GENERAL MEETING ON 22 MAY 2014

In the election period 2013/2014, Marine Harvest ASA's nomination committee has consisted of:

Erling Lind, chairman
Merete Haugli
Arne Hjeltnes

Information on the nomination committee's mandate is published on the company's homepage.

The nomination committee has, in preparing its proposal, consulted with the company's largest shareholders and the chairman of the board.

The committee's proposals to the ordinary general meeting are as follows:

ELECTON OF DIRECTORS

Since  last  year's  ordinary  general  meeting,  the  board  in Marine Harvest ASA has consisted of the following directors elected by the shareholders:

Ole Eirik Lerøy, chairman
Leif Frode Onarheim, vice chairman
Tor Olav Trøim
Cecilie Fredriksen
Michael Parker
Solveig Strand
Hege Sjo

In  the  period  2013/2014,  the  employees  in  the Marine Harvest group have been represented on the board with three directors.

Tor Olav Trøim, Cecilie Fredriksen, Solveig Strand and Hege Sjo retire at this year's general meeting.

All have made themselves available for re-election.

The nomination committee has noted a significant growth in the company over the last 12 months, mainly as a result of the acquisition of Morpol ASA.

On this basis, the committee sees a need to strengthen the board's competence within operational management of multinational businesses.

Furthermore, as a consequence of the listing of its shares on the New York Stock Exchange, the company has become subject to reporting requirements to the US Securities and Exchange Commission. The nomination committee finds that this necessitates a strengthening of the board's competence within financial reporting.

The committee still emphasises the importance of continuity in the board's composition.

The committee finds no reason to increase or reduce the number of shareholder-elected directors.

Finally, the committee finds it important that the company's largest shareholder is adequately represented at the board.

Accordingly, the committee proposes that:

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Tor Olav Trøim
Cecilie Fredriksen
Solveig Strand

are re-elected for a period of two years, and that Heléne Vibbleus is elected a new director for a period of 2 years.

Heléne Vibbleus is a Swedish citizen. She has a degree in economics from the University of Linkøbing and is a qualified auditor. She worked as an auditor in the period 1981- 2001, including as a partner in PricewaterhouseCoopers in Sweden.

In the period 2001-2007 she was employed in AB Electrolux as a Senior Vice President, Group Controller. Amongst her responsibilities was the Electrolux group's reporting to the US Securities and Exchange Commission.

Since 2007, she has been managing her own consultancy business.

Heléne Vibbleus is a director in Trelleborg AB, Nordic Growth Market NGM AB, Tyréns AB, SIDA, Swedish International Development Cooperation Agency and Orio AB.

In the period 2013-13 she was a director in Renewable Energy Corporation ASA, where she also was the chairman of the audit committee.

ELECTION OF CHAIRMAN AND VICE CHAIRMAN

The committee proposes that Ole Eirik Lerøy is re-elected as the chairman of the Company's board and that Leif Frode Onarheim is re-elected as the vice chairman of the board for the election period 2014/15.

COMPENSATION TO THE DIRECTORS

The committee finds that due to the growth of the Company over the last years, combined with the increased requirements and the responsibilities of the rectors due to the US listing, the compensation to the directors should be increased.

When assessing the compensation to the directors, the committee has emphasised the fact that 14 board meetings were held in the period with a duration of approximately one work day each, not counting the time consumed for preparations and the fact that the audit committee also has held 8 meetings.

Finally, the committee has noted that the chairman of the board has handled tasks and assignments at the Company's service which, in terms of time consumed, constitutes nearly half a man-labour-year.

The nomination committee proposes the following fees to the directors in the period 2013/2014:

The chairman:	NOK 950,000
The vice chairman:	NOK 500,000
Directors	NOK 350,000

In addition, the committee proposes the following fees to the audit committee:

The chairman:	NOK 150,000
Members:	NOK 100,000

ELECTION COMMITTEE

Erling Lind and Arne Hjeltnes retire at this year's general meeting.

They have made themselves available for re-election.

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The committee proposes that both are re-elected for a period of two years.

Erling Lind is re-elected as the chairman of the nomination committee.

The nomination committee proposes the following fees to its members for the election period 2012/2013:

The chairman	NOK 60,000
The members	NOK 20,000

Oslo, 25 April 2014

Erling Lind chairman

Merete Haugli	Arne Hjeltnes

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INSTRUCTIONS TO THE NOMINATION COMMITTEE

Mandate

The nomination committee’s duty is to submit recommendations to the general meeting regarding the election of directors, chairman and deputy chairman of the board and of members of the nomination committee. The nomination committee shall propose the remuneration for the board directors (including such remuneration that shall be given for additional work in any board committee) and also their own remuneration.

The nomination committee shall submit a justified recommendation of its proposals and candidates including all relevant information about the candidates. The recommendation shall include all relevant information about the candidates, about the composition of the board and about the candidates for the nomination committee. The recommendation shall also record the way the committee carried out the work and the committee’s view on the following:

-	whether the number of board directors is sufficient

-	whether the nomination committee has been allocated sufficient resources and expertise

-	whether these instructions ought to be amended

Composition, election and remuneration

The nomination committee consists of 3 members. The members of the nomination committee are elected by the general meeting. The chairman of the nomination committee shall inform the board as regards required elections well in advance of the ordinary general meeting of that year to enable the board to carry through the election. The chairman of the nomination committee is elected by the general meeting.

Executive personnel cannot sit on the nomination committee. At least two of the members of the nomination committee shall be independent of the board of directors and management.

The general meeting determines the remuneration for the nomination committee. The costs of the nomination committee shall be paid by the company.

Procedural principles

The nomination committee shall aim at proposing a board composition that may protect the shareholders’ joint interests and the company’s need for competence, capacity and diversity. It should also be taken into account that the board has to function on the personal level. The nomination committee shall ensure that its recommendations are supported by the main shareholders. Also the nomination committee shall set up the guidelines for which requirements the directors have to fulfil and ensure that the board complies with the demands for independence according to the existing regulations on corporate governance and company management as well as requirements pursuant to the Public Limited Liability Companies Act as regards the composition.

All members of the nomination committee must be present to form a quorum.

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Nomination committee meetings are called by the chairman and also if requested by two or more members, by the chairman or by the group chief executive. The chairman of the nomination committee is in charge of the committee work.

Minutes shall be taken  from the committee meetings  and signed by the attending members.

In the meetings the committee shall be presented with updated share registers.

The chairman of the board and the group chief executive shall be called to attend without voting rights at least one meeting of the nomination committee before the committee submits its final recommendation.

The committee shall collect all relevant information from the administration or other personnel including staff representatives. This means that the committee will have to be in contact with management, board of directors and various shareholders to be able to assess the need of altering the composition of the board or the nomination committee. In performing its work the nomination committee should search in the shareholder group and ensure that the major shareholders will accept the recommendation.

The handling of the nomination committee’s recommendation

The nomination committee’s recommendation to the general meeting regarding the election of directors to the board should be made available in time to be announced together with the notice of the general meeting. The chairman of the committee or a person appointed by the chairman presents the recommendation to the general meeting.

Information about deadlines for proposing new members of the board and nomination committee shall be presented on the company’s homepage well in advance.

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